UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. Identification No. of Above Person (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 38,192,630 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 38,192,630 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,192,630 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 37.80*

14	Type of Reporting Person (See Instructions): CO

(1) Includes 200,000 shares of the Issuer’s Common Stock held by American Multi-Cinema, Inc. (“AMC”), and shares of Issuer’s Common Stock issuable to AMC and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 63,035,309 shares outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on February 24, 2017, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 38,192,630 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 38,192,630 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,192,630 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 37.80*

14	Type of Reporting Person (See Instructions): CO

(1) Includes 200,000 shares of the Issuer’s Common Stock held by American Multi-Cinema, Inc. (“AMC”), and shares of Issuer’s Common Stock issuable to AMC and AMC Starplex, LLC (“AMCS”) if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 63,035,309 shares outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on February 24, 2017, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Starplex, LLC I.R.S. Identification No. of Above Person (Entities Only): 81-0775102

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 23,186,639 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 23,186,639 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,186,639 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.95*

14	Type of Reporting Person (See Instructions): OO

(1) Includes shares of the Issuer’s Common Stock issuable to AMC Starplex, LLC (“AMCS”) if AMCS chooses to redeem all Units of National CineMedia, LLC (“NCM LLC”) it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS in lieu of a cash payment.

* Based on (i) 63,035,309 shares outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on February 24, 2017, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

EXPLANATORY NOTE

This Amendment No. 8 (“Amendment No. 8”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), American Multi-Cinema, Inc. (“AMC”), and AMC Starplex, LLC (“AMCS” and together with Holdings and AMC, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 9110 East Nichols Avenue, Suite 200, Centennial, Colorado 80112-3405. This Amendment No. 8 reflects changes to Items 2, 3, 4, 5, and 6.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby supplemented as follows:

Set forth on Schedule A to this Amendment No. 8 and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Persons.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or persons listed on Schedule A to Amendment No. 8 has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws.

Neither the filing of this Amendment No. 8 nor any of its contents shall be deemed to constitute an admission that any person, other than the Reporting Persons is the beneficial owner of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3. Source and Amount of Funds or Other Consideration.

On March 16, 2017, pursuant to the Common Unit Adjustment Agreement (the “CUA Agreement”), National CineMedia, LLC (“NCM LLC”) notified AMC that it will receive 18,425,423 newly issued Units of NCM LLC in accordance with the Extraordinary Adjustment resulting from Holding’s acquisition of the Carmike Cinemas, Inc. (“Carmike”) theatre circuit.  The Units will be settled on March 30, 2017.  Purusant to the CUA Agreement, AMC designated AMCS as the recipient of the newly issued Units.  In accordance with the terms of the CUA Agreement, no payment was made by or on behalf of AMC in exchange for such Units.

In addition, on March 16, 2017, pursuant to the CUA Agreement, NCM LLC notified AMC that it will receive 361,892 newly issued Units of NCM LLC in accordance with the 2016 Annual Adjustment.  The Units will be settled on March 30, 2017.   Purusant to the CUA Agreement, AMC designated AMCS as the recipient of the newly issued Units.  In accordance with the terms of the CUA Agreement, no payment was made by or on behalf of AMC for such Units.

Item 4. Purpose of Transaction.

AMC acquired the Units referred to in Item 3 of this Amendment No. 8 pursuant to the CUA Agreement for (1) an Extraordinary Adjustment resulting from Holding’s acquisition of the Carmike theatre circuit and (2) from the 2016 Annual Adjustment, in each case for investment purposes.

In connection with the requirements of the final judgement entered on March 7, 2017 by the Department of Justice (“DOJ”)  related to approval of the Carmike transaction, NCM and AMC entered into a Memorandum of

Understanding (the “MOU”) as to the impact of the final judgment on AMC’s NCM Units. Pursuant to the MOU, AMC received a waiver of exclusivity from NCM LLC as to required transferred theaters for the term of the final judgment.  For this waiver, on March 16, 2017, NCM notified AMC as required by the MOU and CUA Agreement of AMC’s obligation to return to NCM LLC 1,807,220 Units valued at $25,000,000.  The final judgment also required Holdings to transfer certain Carmike theatres to another advertising provider. Pursuant to the MOU and CUA Agreement and a March 16, 2017 notice from NCM, AMC is also obligated to return 2,850,453 Units to NCM LLC as a result of this transfer.  The Units will be returned on March 30, 2017.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           On March 16, 2017, pursuant to the CUA Agreement, NCM LLC notified AMC that it will receive 18,425,423 newly issued Units of NCM LLC in accordance with the Extraordinary Adjustment resulting from Holding’s acquisition of the Carmike theatre circuit.  Pursuant to the CUA Agreement, AMC designated AMCS as the recipient of the newly issued Units.  The Units will be settled on March 30, 2017, but NCM LLC’s obligation to issue such Units became irrevocable on March 16, 2017.

In addition, on March 16, 2017, pursuant to the CUA Agreement, NCM LLC notified AMC that it will receive 361,892 newly issued Units of NCM LLC in accordance with the 2016 Annual Adjustment.  The Units will be settled on March 30, 2017, but NCM LLC’s obligation to issue such Units became irrevocable on March 16, 2017.

The information in Item 4 regarding the obligation of AMC to return 4,657,673 Units to NCM is incorporated herein by reference.

AMC currently owns 200,000 shares of Issuers Common Stock.

Each Unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  Accordingly, if AMC chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 14,805,991 shares of the Issuer’s Common Stock upon the exchange. Also accordingly, if AMCS chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS, then AMCS would receive 23,186,639 shares of the Issuer’s Common Stock upon the exchange.

Therefore, AMC directly and through its ownership and control of AMCS (and by reason of its ownership of AMC, Holdings) may be deemed the beneficial owner of 38,192,630 shares of Common Stock, representing 37.80% of the shares of Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 63,035,309 shares outstanding as of February 24, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on February 20, 2017, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

AMCS may be deemed the beneficial owner of 23,186,639 shares of Common Stock, 22.95% of the shares of Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 63,035,309 shares outstanding as of February 20, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed on February 24, 2017, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

To the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 8 directly owns any shares of Common Stock.  As of March 20, 2017, Wanda America holds approximately 57.93% of Holdings’ total outstanding common stock and 80.51% of the combined total voting power of Holdings’ outstanding common stock.  Each of the Wanda Affiliates disclaims beneficial ownership of the Issuer’s Common Stock.

(b)           Each of the Reporting Persons other than AMCS has the shared power to vote and dispose of all 38,196,630 shares of Common Stock.  AMCS has the shared power to vote and dispose of only the 23,186,639 shares of Common Stock which it holds.  No Reporting Person has the sole power to vote or dispose of any of the Common Stock.

(c)           Except as described Item 5(a) of this Amendment No. 8, none of Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to this Amendment No. 8 has effected any transactions in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The DOJ entered the final judgment with respect to the Carmike transaction on March 7, 2017.  No changes were made from the previous Order with respect to Holdings’ investment in the Issuer.

As set forth in Item 4, AMC and NCM LLC entered into an MOU related to the matters set forth in the final judgment.  Pursuant to the MOU, in addition to the return of Units described in Item 4, AMC agreed that, in complying with the final judgment, it would not reduce its combined ownership of NCM LLC and the Issuer below 4.5%.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1:    Joint Filing Agreement, dated March 20, 2017

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and citizenship of each director and executive officer of Holdings, AMC and AMCS are set forth below, as of March 20, 2017. The address for each of directors and executive officer is c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

Lin Zhang	Chairman of the Board and Director (Holdings), President of Beijing Wanda Culture Industry Group	China

Adam M. Aron	Chief Executive Officer and President (Holdings, AMC, and AMCS); Director (Holdings)	United States

Jack Gao	Director (Holdings), Group Vice President of Wanda Cultural Industry Group & CEO of Wanda Film Holdings Company	United States

Anthony J. Saich	Director (Holdings), Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	United States

Maojun (John) Zeng	Director (Holdings), President of Wanda Cinema Line Co., Ltd.	China

Lloyd Hill	Director (Holdings), Retired	United States

Gary F. Locke	Director (Holdings), Owner of Locke Global Strategies, LLC	United States

Howard Koch	Director (Holdings), Principal of The Koch Company	United States

Kathleen Pawlus	Director (Holdings), Retired	United States

Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Holdings, AMC	United States

and AMCS); Director (AMC)

Elizabeth Frank	Executive Vice President, Chief Content & Programming Officer (Holdings, AMC and AMCS)	United States

John D. McDonald	Executive Vice President, U.S. Operations (Holdings, AMC, and AMCS); Director (AMC)	United States

Mark A. McDonald	Executive Vice President, Development (Holdings, AMC, and AMCS)	United States

Stephen A. Colanero	Executive Vice President and Chief Marketing Officer (Holdings, AMC and AMCS)	United States

Kevin M. Connor	Senior Vice President, General Counsel and Secretary (Holdings, AMC and AMCS); Director (AMC)	United States

Chris A. Cox	Senior Vice President and Chief Accounting Officer (Holdings, AMC and AMCS)	United States

Carla Sanders	Senior Vice President, Human Resources (Holdings, AMC and AMCS)	United States

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2017

AMC ENTERTAINMENT HOLDINGS, INC.

	By:	/s/ Kevin M. Connor
	Name:	Kevin M. Connor
	Title:	Senior Vice President, General
Counsel and Secretary

AMERICAN MULTI-CINEMA, INC.

	By:	/s/ Kevin M. Connor
	Name:	Kevin M. Connor
	Title:	Senior Vice President, General
Counsel and Secretary

AMC STARPLEX, LLC

	By:	/s/ Kevin M. Connor
	Name:	Kevin M. Connor
	Title:	Senior Vice President, General
Counsel and Secretary